EXHIBIT 12.2

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands except ratios)

Six Months Ended June 30, 2006

Net income from continuing operations, less preferred distributions	$31,708
Interest expense (excludes amortization of deferred financing fees)	80,308
Earnings before debt service	$112,016

Interest expense (excludes amortization of deferred financing fees)	$80,308
Recurring principal amortization	4,090
Total debt service	$84,398

Ratio of earnings to debt service	1.33